THE / S P A U L D I N G G R O U P

October 8, 2014

Consent Of Independent Third Party GIPS® Verification Firm

We consent to the references to The Spaulding Group, Inc. in the 2014 shelf prospectuses for Equity Income and Intermediate Fixed Income in regard to our GIPS verification of Davidson Investment Advisors ' compliance with the Global Investment Performance Standards (GIPS).

Sincerely,

/s/ Christopher Spaulding
Christopher Spaulding
Executive Vice President

The Spaulding Group, Inc.
Where Performance Professionals Get Solutions to Their Problems
Your Partner in Performance Measurement™

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